Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

	Six Months Ended		Year Ended December 31,
	June 30, 2006	2005	2004	2003	2002	2001
			(in thousands, except ratios)

Earnings:
Pre-tax income (loss)	$28,350	$27,528	$(9,406)	$17,899	$18,859	$21,366
Less: equity in affiliates	33	82	-	79	126	(616)

	28,317	27,446	(9,406)	17,820	18,733	21,982

Fixed charges (1):
Interest expense, gross (2)	8,331	18,944	13,145	2,638	2,061	5,112
Interest portion of rent expense	1,154	2,512	2,696	2,661	1,902	1,062

a) Fixed charges	9,485	21,456	15,841	5,299	3,963	6,174

b) Earnings for ratio (3)	$37,802	$48,902	$6,435	$23,119	$22,696	$28,156

Ratios:
Earnings to fixed charges (b/a)	4.0	2.3	n/a (4)	4.4	5.7	4.6

Deficit of earnings to fixed charges	n/a	n/a	$(9,406)	n/a	n/a	n/a

(1)	Fixed charges consist of interest on indebtedness and amortization of prepaid debt fees plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross, includes amortization of prepaid debt fees and discount.
(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.
(4)	Due to Itron’s loss in 2004, the ratio coverage was less than 1:1. Additional earnings of $9,406 would have been needed to achieve a coverage of 1:1.